                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  For the quarterly period ended June 30, 1998



                                BAAN COMPANY N.V.



                            Baron van Nagellstraat 89
                                3770 AC Barneveld
                                 The Netherlands
                                       and
                         11911 Freedom Drive, Suite 300
                           Reston, Virginia, USA 20190
                   (Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                     Form 20-F  [X]           Form 40-F  [ ].

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes [ ]                  No  [X].

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                82 -     N.A..

                                BAAN COMPANY N.V.
                                    Form 6-K

                                TABLE OF CONTENTS




                                                                                                        Page
                                                                                                        ----
Financial Information:

           Condensed Consolidated Balance Sheets as of
              June 30, 1998 (unaudited) and December 31, 1997 .........................................   3

           Condensed Consolidated Statements of Operations
              for the three and six months ended June 30, 1998 and 1997 (unaudited) ...................   4

           Condensed Consolidated Statements of Comprehensive Income
              for the three and six months ended June 30, 1998 and 1997 (unaudited) ...................   5

           Condensed Consolidated Statements of Cash Flows
              for the six months ended June 30, 1998 and 1997 (unaudited) .............................   6

           Notes to Condensed Consolidated Financial Statements .......................................   7

Management's Discussion and Analysis of Financial
            Condition and Results of Operations .......................................................  13

                                BAAN COMPANY N.V.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                         JUNE 30,           DECEMBER 31,
                                                                                           1998                1997
                                                                                         ---------           ---------
                                                                                        (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents  ..........................................................  $ 170,781           $ 111,417
  Marketable securities ...............................................................     91,342             104,847
  Accounts receivable, net of allowance for doubtful accounts of
     $15,815 in 1998 and $15,054 in 1997 ..............................................    285,533             226,798
  Due from related parties (includes trade accounts receivable of
     $0 in 1998 and $16,500 in 1997) ..................................................     3,804              42,765
  Other current assets ................................................................     61,760              47,680
                                                                                         ---------           ---------
     Total current assets .............................................................    613,220             533,507

Property and equipment, at cost .......................................................    128,815              91,143
Less accumulated depreciation and amortization  .......................................    (65,226)            (39,137)
                                                                                         ---------           ---------
Net property and equipment ............................................................     63,589              52,006

Software development costs, net of accumulated amortization of
  $17,156 in 1998 and $13,396 in 1997 .................................................     40,576              49,424
Intangible assets, net of accumulated amortization of
  $24,382 in 1998 and $19,840 in 1997 .................................................     39,042              41,085
Other non-current assets ..............................................................     43,476              35,599
Deferred tax asset ....................................................................     11,299              10,788
                                                                                         ---------           ---------
          Total assets ................................................................  $ 811,202           $ 722,409
                                                                                         =========           =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current portion of long-term debt .........................  $   2,138           $   1,730
  Accounts payable ....................................................................     55,729              59,729
  Income taxes payable ................................................................     22,739              52,468
  Accrued and other current liabilities ...............................................     94,504              80,267
  Deferred revenue ....................................................................     81,041              29,872
                                                                                         ---------           ---------
     Total current liabilities ........................................................    256,151             224,066

Long-term debt ........................................................................    192,309             200,718
Long-term deferred revenue ............................................................     24,063               2,855
Other long-term liabilities ...........................................................      3,818               4,305
Commitments and contingencies

Shareholders' equity:
  Common shares, par value - NLG 0.06 per share, 700,000,000 shares authorized;
     198,800,138 issued and outstanding in 1998
     and 193,698,784 in 1997 ..........................................................     6,049               5,939
  Additional paid-in capital ..........................................................    232,310             174,994
  Retained earnings ...................................................................    103,950             116,224
  Accumulated translation adjustment  .................................................     (7,448)             (6,692)
                                                                                         ---------           ---------
     Total shareholders' equity .......................................................    334,861             290,465
                                                                                         ---------           ---------
          Total liabilities and shareholders' equity ..................................  $ 811,202           $ 722,409
                                                                                         =========           =========

See accompanying notes to condensed consolidated financial statements.

                                BAAN COMPANY N.V.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                        THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                        ------------------                 ----------------
                                                             JUNE 30,                           JUNE 30,
                                                             --------                           --------
                                                      1998              1997              1998              1997
                                                    --------          --------          --------          --------
Net revenues:
  License revenue ........................          $ 98,614          $ 95,989          $173,338          $173,081
  License revenue from related parties ...            32,640             4,109            50,821            10,458
                                                    --------          --------          --------          --------
     Total license revenue ...............           131,254           100,098           224,159           183,539
  Maintenance and service revenue ........            98,825            57,465           185,397           107,241
                                                    --------          --------          --------          --------

     Total net revenues ..................           230,079           157,563           409,556           290,780

Cost of revenues:
  Cost of license revenue ................             6,444             9,304            13,620            15,037
  Cost of maintenance and service revenue             67,879            42,474           136,875            80,483
                                                    --------          --------          --------          --------
     Total cost of revenues ..............            74,323            51,778           150,495            95,520
                                                    --------          --------          --------          --------

Gross profit .............................           155,756           105,785           259,061           195,260
                                                    --------          --------          --------          --------

Operating expenses:
  Sales and marketing ....................            58,088            41,751           105,819            79,004
  Research and development ...............            35,453            22,825            66,128            41,992
  General and administrative .............            22,874            14,599            44,981            27,280
  Restructuring and other expenses .......            14,400                --            14,400                --
                                                    --------          --------          --------          --------
     Total operating expenses ............           130,815            79,175           231,328           148,276
                                                    --------          --------          --------          --------

Income from operations ...................            24,941            26,610            27,733            46,984

Other income, net ........................               164             1,014               513             1,538
                                                    --------          --------          --------          --------
Income before income taxes ...............            25,105            27,624            28,246            48,522
Provision for income taxes ...............             8,034            10,736             9,039            18,850
                                                    --------          --------          --------          --------

Net income ...............................          $ 17,071          $ 16,888          $ 19,207          $ 29,672
                                                    ========          ========          ========          ========

Net income per share
  Basic ..................................          $   0.09          $   0.09          $   0.10          $   0.16
  Diluted ................................          $   0.08          $   0.08          $   0.09          $   0.15

Shares used in computing per share amounts
  Basic ..................................           197,275           190,648           195,953           189,803
  Diluted ................................           212,000           205,186           211,699           204,526



See accompanying notes to condensed consolidated financial statements.

                                BAAN COMPANY N.V.

                      CONDENSED CONSOLIDATED STATEMENTS OF
                              COMPREHENSIVE INCOME
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                           THREE MONTHS ENDED                      SIX MONTHS ENDED
                                                           ------------------                      ----------------
                                                                JUNE 30,                                JUNE 30,
                                                                --------                                --------
                                                       1998                    1997              1998               1997
                                                   -------------          -------------      -------------      -------------
Net income .....................................   $      17,071          $      16,888      $      19,207      $      29,672
Other comprehensive income:
    Foreign currency translation adjustment ....           1,811                   (125)              (756)            (3,118)
                                                   -------------          -------------      -------------      -------------

Comprehensive income ...........................   $      18,882          $      16,763      $      18,451      $      26,554
                                                   =============          =============      =============      =============



See accompanying notes to condensed consolidated financial statements.

                                BAAN COMPANY N.V.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                   SIX MONTHS ENDED
                                                                                   ----------------
                                                                                       JUNE 30,
                                                                                       --------
                                                                                1998             1997
                                                                              ---------        ---------
Operating activities:
Net income ............................................................       $  19,207        $  29,672
  Adjustments to reconcile net income to net cash provided by
    Operating activities:
    Depreciation and amortization .....................................          21,657           12,128
    Provision (benefit) for deferred income taxes .....................            (298)            (131)
    Foreign currency transaction (gains) losses .......................             840           (4,750)
    Write-off of software development costs............................           9,600               --
    Changes in operating assets and liabilities, net of acquisitions:
      Accounts receivable .............................................         (46,182)         (70,852)
      Due from related parties ........................................          38,979           (1,217)
      Other current assets ............................................         (13,229)         (10,899)
      Accounts payable ................................................         (28,812)            (387)
      Accrued liabilities .............................................          11,569           21,749
      Income taxes payable ............................................         (29,683)          14,024
      Deferred revenue ................................................          63,662           13,792
                                                                              ---------        ---------
Net cash provided by operating activities .............................          47,310            3,129
                                                                              ---------        ---------

Investing activities:
Property and equipment purchased, net .................................         (17,253)         (16,111)
Proceeds from the sale of subsidiaries and investment .................           8,891               --
Increase in capitalized software development costs ....................         (10,424)          (7,558)
Payment for acquisitions and investments, net of cash acquired ........          (6,413)          (3,512)
Purchase of marketable securities .....................................         (91,575)        (194,152)
Proceeds from the sale/maturity of marketable securities and short-term
    investments .......................................................         105,080          159,387
Other .................................................................          (6,127)          (2,463)
                                                                              ---------        ---------
Net cash used in investing activities .................................         (17,821)         (64,409)
                                                                              ---------        ---------

Financing activities:
Net borrowings (payments) under short-term credit facilities ..........             454             (824)
Payments of long-term debt ............................................            (266)            (197)
Issuance costs of convertible subordinated notes ......................              --             (875)
Proceeds from issuance of convertible subordinated notes ..............              --           25,000
Proceeds from issuance of common shares ...............................          29,283           11,469
                                                                              ---------        ---------
Net cash provided by financing activities .............................          29,471           34,573
                                                                              ---------        ---------

Effect of foreign currency exchange rates on cash and cash equivalents              404             (359)
                                                                              ---------        ---------
Increase (decrease) in cash and cash equivalents ......................          59,364          (27,066)
Cash and cash equivalents at beginning of period ......................         111,417          236,986
                                                                              ---------        ---------
Cash and cash equivalents at end of period ............................       $ 170,781        $ 209,920
                                                                              =========        =========

Supplemental disclosure of non-cash activities:
   Conversion of subordinated notes to common stock ...................       $   8,302        $      --
                                                                              =========        =========



See accompanying notes to condensed consolidated financial statements.

                                BAAN COMPANY N.V.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

     The condensed consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles for interim financial statements. These condensed consolidated financial statements do not represent the Dutch statutory financial statements.

     In August 1997, the Company acquired all of the outstanding shares of Aurum Software, Inc. ("Aurum"). The business combination was accounted for as a pooling of interests. The accompanying consolidated financial statements are presented on a combined basis with Aurum for all periods presented.

BUSINESS

     Baan Company N.V. (the Company or Baan) is incorporated in The Netherlands. The Company provides enterprise business management software for an open systems client/server computing environment. The Company's products address an organization's entire value chain, from front office functions (such as interaction with customers and sales) to the more traditional back-office operations (such as order management and inventory control) associated with Enterprise Resource Planning ("ERP"). The Company sells and supports its products through corporate headquarters in Barneveld, The Netherlands and Reston, Virginia, USA; Business Support Centers in three main locations located in The Netherlands, the United States and India; and direct and indirect distribution channels.

INTERIM FINANCIAL INFORMATION

     The accompanying condensed consolidated financial statements at June 30, 1998 and for the three and six months ended June 30, 1998 and 1997 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the consolidated financial position at such date and the consolidated operating results and cash flows for those periods. Consolidated results for the three and six month periods ended June 30, 1998 are not necessarily indicative of results that may be expected for the entire year. The condensed consolidated balance sheet at December 31, 1997 has been derived from the audited consolidated financial statements included in the Company's filing on Form 20-F. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 1997 included in the Company's Form 20-F filed with the Securities and Exchange Commission.

PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in companies in which the Company has significant influence are accounted for under the equity method. Investments in companies in which the Company does not have significant influence are carried at cost or estimated realizable value, if less.

PER SHARE INFORMATION

     In November 1997, the Company declared a two-for-one stock split of its common shares effective December 11, 1997. All references in this Form 6-K to the number of shares and per share amounts have been restated to reflect the two-for-one split.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share", which was required to be adopted on December 31, 1997. Under the new requirements, basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and convertible securities when the effect is dilutive. The Company has changed its method of computing earnings per share and has restated all prior periods.

     The following table sets forth the computation of basic and diluted income per share for the three and six months ended June 30, (in thousands, except per share amounts):

                                                 FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                          JUNE 30,                     JUNE 30,
                                                    1998           1997           1998           1997
                                                  --------       --------       --------       --------
Numerator:
  Net Income ..............................       $ 17,071       $ 16,888       $ 19,207       $ 29,672
                                                  ========       ========       ========       ========

Denominator:
  Denominator for basic income per share-
      Weighted average shares .............        197,275        190,648        195,953        189,803
  Common stock equivalents ................         14,725         14,538         15,746         14,723
                                                  --------       --------       --------       --------
  Denominator for diluted income per share-
      Adjusted weighted average shares and
      assumed conversions .................        212,000        205,186        211,699        204,526
                                                  ========       ========       ========       ========


Basic income per share ....................       $   0.09       $   0.09       $   0.10       $   0.16
Diluted income per share ..................       $   0.08       $   0.08       $   0.09       $   0.15

     At June 30, 1998 and 1997, approximately 8.7 million shares and 9.1 million shares, respectively, were issuable upon conversion of the Company's convertible subordinated notes and were excluded from the computation of diluted earnings per share because the effect was antidilutive. During the first half of 1998, approximately 0.4 million shares were issued for the conversion of subordinated notes.

RECLASSIFICATIONS

     Certain prior period amounts have been reclassified to conform to the current period presentation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     As of the quarter ended March 31, 1998, the Company has adopted the Financial Accounting Standards Board's SFAS No. 130, "Reporting Comprehensive Income", which requires additional disclosures with respect to certain changes in assets and liabilities that previously were not required to be reported as part of results of operations. Additionally, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for the way that public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas and major customers. SFAS 131 will be effective for the Company beginning with its Form 20-F filing for fiscal 1998 and will apply to both annual and interim financial reporting. The Company is evaluating the impact of SFAS 131 on its required disclosure. For SFAS 130 disclosure see "Condensed Consolidated Statements of Comprehensive Income."

     In the first quarter of 1998, the Company adopted Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-4, which provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. The adoption of the SOPs, in certain circumstances, has resulted and may in the future result in the deferral of software license revenues that would have been recognized upon delivery of the related software under the preceding accounting standard, SOP 91-1.

     In June 1998, the Financial Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 is effective for fiscal years beginning after June 15, 1999 and cannot be applied retroactively. The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company is evaluating the impact of SFAS 133.

2  ACQUISITIONS

     In August 1997, the Company acquired all of the outstanding shares of Aurum Software, Inc. ("Aurum") for approximately 8,302,000 of the Company's common shares. Aurum is a provider of enterprise-wide sales-force automation software. The business combination was accounted for as a pooling of interests. Since the combination was material to the Company, the accompanying consolidated financial statements are presented on a combined basis for all periods presented. There were no significant intercompany transactions between the two companies and no significant conforming accounting adjustments.

     Combined and separate results of the Company and Aurum for the periods prior to the acquisition were as follows (in thousands, unaudited):

                                      THREE MONTHS ENDED   SIX MONTHS ENDED
                                         JUNE 30, 1997      JUNE 30, 1997
                                         -------------      -------------
  Net Revenues:
      Aurum Software, Inc.........          $ 11,492          $ 20,837
      Baan Company ...............           146,071           269,943
                                            --------          --------
                                            $157,563          $290,780
                                            ========          ========

  Net Income:
      Aurum Software, Inc.........          $    502          $    969
      Baan Company ...............            16,386            28,703
                                            --------          --------
                                            $ 16,888          $ 29,672
                                            ========          ========

     In May 1998, the Company completed the acquisition of the outstanding shares of CODA Group plc. ("CODA"). CODA is a provider of financial software. Under the terms of the share exchange, the Company issued approximately 0.0695 Baan common shares for each outstanding share of CODA, representing an aggregate of approximately 1.9 million Baan common shares. Outstanding options to purchase CODA stock were assumed and converted into Baan options at the same exchange ratio. The business combination was accounted for as a pooling of interests. CODA's financial statements are not material to the consolidated financial statements of the Company. The Company did not restate any of its consolidated financial statements prior to the combination. In connection with the acquisition of CODA, the Company recognized $14.4 million of restructuring and other expenses. Restructuring expenses include $9.6 million for the write-off of software development costs, $3.0 million for related professional fees, and $1.8 million of other restructuring expenses, including severance and other costs associated with the consolidation of operations.

     The following table, expressed in thousands, summarizes the Company's restructuring and other expenses for the second quarter ended June 30, 1998:

                                            Total           Cash             Asset       Accrual Balance at
                                            Costs           Paid          Write-offs       June 30, 1998
                                            -----           ----          ----------     ------------------
    Software development costs......       $ 9,600         $    --          $ 9,600          $    --
    Professional fees ..............         3,000             544               --            2,456
    Other restructuring expenses....         1,800              35               --            1,765
                                           -------         -------          -------          -------
                                           $14,400         $   579          $ 9,600          $ 4,221
                                           =======         =======          =======          =======

3 LITIGATION

     The Company is party to legal proceedings from time to time. There is no such proceeding currently pending which the Company believes is likely to have a material adverse effect upon the Company's business as a whole. Any litigation, however, involves potential risk and potentially significant litigation costs, and, therefore, there can be no assurances that any litigation which is now pending or which may arise in the future will not have such a material adverse effect.

4 TRANSACTIONS WITH AFFILIATES

     Vanenburg Ventures B.V. ("VVBV"), formerly known as Baan Investment B.V., together with its subsidiaries and related parties, is controlled by Jan and J.G. Paul Baan, and owns approximately 39% of the outstanding common shares of the Company. VVBV has invested in various new technologies, educational programs, research projects and sales, consulting and support activities in the ERP market. Often, these investments take the forms of joint ventures or partnerships, whose activities are aimed at the ERP market for packaged application software for business and business process improvement. VVBV and entities owned or controlled by VVBV have made expenditures and incurred substantial costs in connection with these investment activities and start-up of business operations. These expenses are not included in the Company's consolidated financial statements. In the opinion of Company management, all significant costs directly benefiting the Company incurred by such entities have been recorded as an expense by the Company. The Company has entered into various agreements with such entities owned or controlled by VVBV and has recognized revenue and reimbursement of expenses from, and incurred costs for goods and services provided by, such related parties. For the three and six months ended June 30, 1998, the Company charged VVBV $4.6 million and $8.0 million, respectively, for the reimbursement of management information systems and marketing costs and services provided by the Company. Costs incurred by the Company and charged from VVBV and its affiliated entities to the Company were not material for the three and six month periods ended June 30, 1998 and 1997.

     The Company has approximately 220 small and medium sized enterprise ("SME") channel partners. Included in the Company's channel partners are approximately 15 companies which are owned by BBS Holding B.V., a majority-owned subsidiary of VVBV. These BBS-related entities are commonly referred to as the Baan Business Systems network ("BBS"). The Company sold licenses directly to BBS for resale to third party end-users primarily through the third quarter of 1997. For the six months ended June 30, 1998 and 1997, the Company recognized revenue from BBS of $2.9 million and $10.5 million, respectively.

     During the fourth quarter of 1997, BBS began purchasing the Baan products primarily from Baan Midmarket Solutions ("BMS"), which was formed with an 85% ownership by VVBV and 15% ownership by the Company. The Company has assigned a majority of its existing reseller agreements to BMS. For the three and six months ended June 30, 1998, the Company recognized revenues from BMS of $32.6 million and $47.9 million, respectively, from sales of licenses to BMS for their resale to third party end-users.

     Through 1997, sales to third party and related party indirect channel partners were recorded at the time of product shipment, subject to certain conditions including an evaluation of the amount of inventory carried by the reseller channel. Commencing in 1998, the Company has recognized revenues on sales to the indirect channel partners based on reseller sales to end-users.

     In the first quarter of 1998, the Company sold certain of its subsidiaries in Latin America for approximately $3.6 million and its minority interest in a software company for approximately $5.3 million to VVBV. These proceeds were received in the first quarter of 1998 and approximated the Company's carrying value in such assets. The Company did not realize a gain or loss on these transactions.

                                BAAN COMPANY N.V.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis and other forward-looking statements that are subject to risks and uncertainties. The Company's actual results could differ materially from those projected in the forward-looking statements discussed herein. Factors that could cause or contribute to such differences include but are not limited to those set forth under "Certain Factors That May Effect Future Results of Operations" in this Form 6-K, and the factors discussed in the Company's Form 20-F for fiscal 1997 filed with the Securities and Exchange Commission.

OVERVIEW

     The Company's principal source of revenues consists of license fees and related services, including consulting, education and maintenance. License revenues are derived from software licensing fees, and are recognized upon the execution of a signed agreement, delivery of the software, an assessment that the resulting fee is fixed and determinable, and collection of the resulting receivable is deemed probable. Through 1997, sales to third party and related party indirect channel partners were recorded at the time of product shipment, subject to certain conditions including an evaluation of the amount of inventory carried by the reseller channel. Commencing in 1998, the Company has recognized revenues on sales to the indirect channel partners based on reseller sales to end-users. Maintenance revenues for ongoing customer support and product updates are recognized ratably over the term of the maintenance period, which is typically twelve months. Service revenues from training and consulting are recognized when the services are performed.

TOTAL NET REVENUES

     Total net revenues increased 46% ($72.5 million) to $230.1 million and 41% ($118.8 million) to $409.6 million in the three and six month periods ended June 30, 1998, respectively, when compared to the corresponding periods in 1997. Net revenues for EMEA (Europe, Middle East and Africa), North America and for Latin America and Asia Pacific combined for the three month period ended June 30, 1998 were 53%, 40% and 7%, respectively, compared to 48%, 41% and 11% for the corresponding period in 1997. Net revenues for EMEA, North America and for Latin America and Asia Pacific combined for the six month period ended June 30, 1998 were 50%, 42% and 8%, respectively, compared to 45%, 42% and 13% for the corresponding period in 1997.

LICENSE REVENUE

     License revenue increased 31% ($31.2 million) to $131.3 million and 22% ($40.6 million) to $224.2 million for the three and six month periods ended June 30, 1998, respectively, compared to $100.1 million and $183.5 million in the same periods in 1997. License revenue as a percentage of total net revenues was 57% and 55% for the three and six month periods ended June 30, 1998, respectively, compared to 64% and 63% for the same periods in 1997. Approximately $43 million of license revenue was deferred in the first quarter of 1998, primarily because of the impact of the implementation of Statement of Position ("SOP") 97-2. The predominant impact involved customers electing to finance the purchase of license software through independent third-party financing agreements to which the Company was a party. The revenue deferred will be recognized according to the payment terms agreed to by the customer and its lending institution. As of the second quarter of 1998, the Company has removed itself as a party to such financing agreements.

MAINTENANCE AND SERVICE REVENUE

     Maintenance and service revenue increased 72% ($41.4 million) to $98.8 million and 73% ($78.2 million) to $185.4 million for the three and six month periods ended June 30, 1998, respectively, compared to $57.5 million and $107.2 million for the same periods in 1997. These increases were primarily attributable to increased maintenance fees and services to a larger installed base of customers and an increase in consulting and education services, which in turn were a result of the growth in product licenses in prior quarters. As a percentage of total net revenues, maintenance and service revenue was 43% and 45% for the three and six month periods ended June 30, 1998, respectively, compared to 36% and 37% for the same periods in 1997.

GROSS PROFIT

     The following table, expressed in thousands, sets forth, for the periods indicated, gross profit and gross margin for each revenue category:

                                   THREE MONTHS ENDED JUNE 30,                         SIX MONTHS ENDED JUNE 30,
                                   ---------------------------                         -------------------------
                                1998                       1997                     1998                       1997
                                ----                       ----                     ----                       ----
                                        % OF                       % OF                      % OF                       % OF
                                       REVENUE                    REVENUE                   REVENUE                    REVENUE
                           $           CATEGORY      $            CATEGORY      $           CATEGORY       $           CATEGORY
                       --------        --------   --------        --------   --------       --------    --------       --------
Gross profit:
  License ........     $124,810           95%     $ 90,794           91%     $210,539           94%     $168,502           92%
  Maintenance and
     Services ....       30,946           31        14,991           26        48,522           26        26,758           25
                       --------                   --------                   --------                   --------
Total gross profit     $155,756           68      $105,785           67      $259,061           63      $195,260           67
                       ========                   ========                   ========                   ========

     The Company's gross profit as a percentage of total net revenues was 68% and 63% for the three and six month periods ended June 30, 1998, respectively, compared to 67% for each of the same periods in 1997. The decrease in gross margin for the six months ended June 30, 1998 primarily reflects the deferral of license revenue discussed above.

     Gross margin on license revenue was 95% and 94% for the three and six month periods ended June 30, 1998, respectively, compared to 91% and 92% for the same periods in 1997. The gross margin increase for the 1998 periods compared to the same periods in 1997 were primarily due to decreases in royalties to third parties for reseller agreements. Cost of license revenues consists primarily of amortization of capitalized software, the cost of third party software, and the cost of media and freight. Amortization of capitalized software, included in cost of license revenue, amounted to $2.6 million and $4.9 million for the three and six month periods ended June 30, 1998, respectively, compared to $1.3 million and $2.6 million for the same periods in 1997.

     Gross margin on maintenance and service revenues was 31% and 26% for the three and six month periods ended June 30, 1998, respectively, compared to 26% and 25% for the same periods in 1997. The gross margin increase for the second quarter of 1998 compared to the same period in 1997 was primarily due to a decrease in subcontractor costs. Cost of maintenance and service revenues consists primarily of cost of product support, consulting and training, including associated software engineering services.

SALES AND MARKETING

     The Company's sales and marketing expenses increased 39% ($16.3 million) to $58.1 million and 34% ($26.8 million) to $105.8 million in the three and six month periods ended June 30, 1998, respectively, from $41.8 million and $79.0 million for the same periods in 1997. The increase in absolute spending in sales and marketing activities reflects the Company's commitment to expand its international sales channels and the associated hiring of additional sales staff and sales support personnel in all geographic regions. Sales and marketing expenses also include net foreign currency transaction losses of $0.6 million and $0.8 million for the three and six months ended June 30, 1998, respectively, compared to net gains of $0.8 million and $4.8 million for the corresponding periods in 1997. As a percentage of total net revenues, sales and marketing expenses were 25% and 26% for the three and six month periods ended June 30, 1998, respectively, compared to 26% and 27% for the same periods in 1997. The Company expects that sales and marketing expenses will continue to grow in absolute dollars as the Company continues to expand its sales and distribution channels and customer support organization.

RESEARCH AND DEVELOPMENT

     Research and development expenses increased 55% ($12.6 million) to $35.5 million and 57% ($24.1 million) to $66.1 million for the three and six month periods ended June 30, 1998, respectively, from $22.8 and $42.0 million for the same periods in 1997. As a percentage of total net revenues, research and development expenses were 15% and 16% for the three and six month periods ended June 30, 1998, respectively, compared to 14% for each of the same periods in 1997. The increase in research and development expenses in absolute dollars reflects the Company's continuing investment in the development of new and enhanced products and new technologies, primarily consisting of the hiring of additional research and development personnel. The Company capitalized 12% of aggregate research and development expenditures for the three and six month periods ending June 30, 1998 and 1997. Aggregate research and development expenditures, including both research and development expenses and capitalized software costs, were $40.3 million and $75.1 million for the three and six month periods ended June 30, 1998, respectively, compared to $25.8 million and $47.7 million for the same periods in 1997.

     The Company believes it is critical to the Company's future success to continue to develop new and enhanced products and technologies. Accordingly, the Company intends to continue to make significant investments in its research and development activities.

GENERAL AND ADMINISTRATIVE

     General and administrative expenses increased 57% ($8.3 million) to $22.9 million and 65% ($17.7 million) to $45.0 million for the three and six month periods ended June 30, 1998, respectively, from $14.6 million and $27.3 million for the same periods in 1997. As a percentage of total net revenues, general and administrative expenses were 10% and 11% for the three and six month periods ended June 30, 1998, respectively, compared to 9% for each of the same periods in 1997. The increase in general and administrative expenses in absolute dollars reflects the expansion of the Company's operations with the resulting increase of additional personnel and infrastructure costs. The Company expects that general and administrative expenses will continue to increase in absolute dollars as the Company continues to enhance its general and administrative staff and install additional internal systems to support the Company's growth in operations. General and administrative expenses also include the amortization of intangible assets of $2.6 million and $4.4 million for the three and six months ended June 30, 1998, respectively, compared to $1.4 million and $2.8 million for the same periods in 1997. The amortization arose from certain of the Company's acquisitions in prior years.

RESTRUCTURING AND OTHER EXPENSES

     Restructuring and other expenses were $14.4 million for the three and six month periods ended June 30, 1998. These non-recurring expenses related to the acquisition of CODA in May 1998. Restructuring expenses include $9.6 million for the write-off of software development costs, $3.0 million for related professional fees, and $1.8 million of other restructuring expenses, including severance and other costs associated with the consolidation of operations. See
Note 2 of the Notes to Condensed Financial Statements.

NET OTHER INCOME

     Net other income decreased to $0.2 million and $0.5 million for the three and six months ended June 30, 1998, respectively, compared to $1.0 million and $1.5 million for the same periods in 1997. Net other income was primarily a result of interest earned on investments in short-term marketable securities being greater than the interest expense related to working capital lines of credit, long-term debt, interest expense on the convertible notes, and the amortization of debt issuance costs.

INCOME TAXES

     In July 1997, the Company was notified by the Dutch tax authorities that it qualified for a reduced tax rate for the next ten years effective January 1997 on certain income as defined in the agreement. Based on this ruling and other initiatives, the Company decreased its effective tax rate to 32%. The effective tax rate for the three and six months ended June 30, 1997 was 39%. The effective rate for the three and six months ended June 30, 1997 was higher than the statutory rate primarily due to operating profits in higher tax jurisdictions and the non-deductible status of goodwill amortization.

LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 1998, the Company had cash, cash equivalents and short-term marketable securities of $262.1 million and working capital of $357.1 million. In the first six months of 1998, the Company's operating activities provided net cash of $47.3 million. Accounts receivable net of allowance for doubtful accounts was $285.5 million at June 30, 1998 compared to $226.8 million at December 31, 1997. Accounts receivable days' sales outstanding (the ratio of the quarter-end accounts receivable balance to quarterly revenues, multiplied by 90) was 112 days as of June 30, 1998, compared with 102 days as of December 31, 1997. Excluding the impact of acquiring CODA, accounts receivable days' sales outstanding was 104 days as of June 30, 1998.

     Investing activities used $17.8 million of cash in the six month period ended June 30, 1998. As of June 30, 1998, with the exception of the additions to property and equipment and capitalized software development costs, the Company had no significant capital commitments.

     Financing activities provided cash of $29.5 million in the six-month period ended June 30, 1998, primarily from the issuance of common shares of $29.3 million upon exercise of stock options and for the Company's employee stock purchase plan.

     The Company has a credit facility with ABN AMRO Bank in The Netherlands which allows the Company and its subsidiaries to borrow up to NLG 40 million (or $19.6 million, based on the exchange rate at June 30, 1998). In addition, certain of the Company's subsidiaries have additional bank credit agreements for relatively small amounts. As of June 30, 1998, the Company had short-term borrowings against all of its lines of credit of $1.4 million.

     The Company believes that existing cash, cash equivalents and short-term marketable securities, cash generated by operations, and existing credit facilities, will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months.

     The Company may from time to time consider acquisitions of complementary businesses, products or technologies, which could require additional financing. In addition, continued growth in the Company's business and other factors may from time to time require additional capital. There can be no assurance that additional capital will be available to the Company if and when required, or that such additional capital will be available on acceptable terms.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

OPERATING HISTORY; LIMITED PROFITABILITY

     The Company has experienced substantial revenue growth in recent years, but its profitability, as a percentage of net revenues, has only become more significant in the past two fiscal years. Due to the Company's limited operating history on a significant international scale, the rate of growth of the Company's business and the variability of operating results in past periods, there can be no assurance that the Company's revenues will continue at the current level or will grow, or that the Company will be able to sustain profitability on a quarterly or annual basis.

VARIABILITY OF QUARTERLY OPERATING RESULTS

     The Company's net revenues and operating results can vary, sometimes substantially, from quarter to quarter. The Company's revenues in general, and in particular its license revenues, are relatively difficult to forecast due to a number of reasons, including (i) the relatively long sales cycles for the Company's products, (ii) the size and timing of individual license transactions,
(iii) the timing of the introduction of new products or product enhancements by the Company or its competitors, (iv) the potential for delay or deferral of customer implementations of the Company's software, (v) changes in customer budgets and (vi) seasonality of technology purchases and other general economic conditions. In the last three years the Company has made significant changes in its business focus, including greater emphasis on sales to larger customers. As a result, the Company has realized an increasingly high portion of total net revenues from individually large licenses, which could contribute to greater quarterly variability.

     The Company's software products generally are shipped as orders are received. As a result, license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Because the Company's operating expenses are based on anticipated revenue levels and because a high percentage of the Company's expenses are relatively fixed, a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in losses. The Company plans to increase expenditures in order to fund continued build-up of international operations, greater levels of research and development, a larger direct sales and marketing staff, development of new distribution and resale channels, and broader customer support capability, although annual expenditures will depend upon ongoing results and evolving business needs. To the extent such expenses precede or are not subsequently followed by increased revenues, the Company's operating results would be materially adversely affected.

     The Company believes that fourth quarter revenues have historically been positively impacted by year-end capital purchases by larger corporate customers. This seasonality, which the Company believes is common in the computer software industry, is likely to increase as the Company focuses on larger corporate accounts, and typically results in first quarter revenues in any year being lower than revenues in the immediately preceding fourth quarter.

MANAGEMENT OF GROWTH

     The Company's business has grown rapidly in the last five years. The growth of the Company's business and expansion of the Company's customer base has placed a significant strain on the Company's management and operations. The Company's recent expansion has resulted in substantial growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations, resulting in increased responsibility for both existing and new management personnel. The Company's ability to support the growth of its business will be substantially dependent upon having in place highly trained internal and third party resources to conduct pre-sales activity, product implementation, education and other customer support services. Accordingly, the Company's future operating results will depend on the ability of its officers and other key employees to continue to implement and improve its operational, customer support and financial control systems, to expand, train and manage its employee base and to work effectively with third party implementation providers. There can be no assurance that the Company will be able to manage its recent or any future expansion successfully, and any inability to do so would have a material adverse effect on the Company's results of operations.

CONVERTIBLE SUBORDINATED NOTES: LEVERAGE

     In December of 1996, the Company incurred $175 million of indebtedness with the sale of 4.5% convertible subordinated notes due 2001. That amount increased by an additional $25 million (for a total of $200 million convertible notes) when an over-allotment option was exercised in January of 1997. As a result of this additional indebtedness, the Company's principal and interest obligations increased substantially. The degree to which the Company is leveraged could materially adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

COMPETITION

     The enterprise business application software market is highly competitive, is rapidly changing, and is significantly affected by new product introductions, geographical regional market growth, integration of supply chain networks and issues related to policy such as the anticipated requirements of the European Monetary Unit and the year 2000 date change. The Company's products are targeted at the market for open systems, client/server, Enterprise Resource Planning ("ERP") software solutions, and the Company's current and prospective competitors offer a variety of products and solutions to address this market. In its traditional ERP manufacturing markets, the Company's primary competition comes from a number of large independent software vendors including SAP AG ("SAP"), Oracle Corporation ("Oracle"), J.D. Edwards & Company ("JDE"), System Software Associates, Inc. ("SSA"), and PeopleSoft, Inc. ("PeopleSoft"). In addition, the Company faces indirect competition from suppliers of custom-developed business application software that have focused mainly on proprietary mainframe and minicomputer-based systems with highly customized software, such as the systems consulting groups of major accounting firms and systems integrators. The Company also faces indirect competition from systems developed by the internal MIS departments of large organizations.

     As the Company pursues its strategy to more aggressively target the SME market and to expand into enterprise applications beyond the traditional ERP solutions, it expects to have additional competitors from both a number of smaller companies that offer such applications for the SME market, as well as established ERP vendors, such as SAP, Oracle and PeopleSoft. For its products outside the ERP market segment, the Company competes with a number of companies, including Siebel Systems, that offer software solutions for the customer interaction software ("CIS") or front-office productivity market, and i2 Technologies, Inc. and Manugistics Group, Inc. that offer software solutions for supply chain management.

     Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than the Company, greater name recognition, and a larger installed base of customers. In addition, certain competitors, including SAP, Oracle and PeopleSoft, have well-established relationships with present and potential customers of the Company. Further, because the Company's ERP products run on relational database management systems ("RDBMS") and Oracle has the largest market share for RDBMS software, Oracle may have a competitive advantage in selling its application products to its RDBMS customer base. The Company may also face market resistance from the large installed base of legacy systems because of the reluctance of these customers to commit the time and effort necessary to convert to an open systems-based client/server software solution. Furthermore, companies with significantly greater resources than the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors of the Company.

     The Company relies on a number of systems consulting and systems integration firms for implementation and other customer support services, as well as recommendations of its products during the evaluation stage of the purchase process. Although the Company seeks to maintain close relationships with these third party implementation providers, many of these third parties have similar, and often more established, relationships with the Company's principal competitors. If the Company is unable to develop and retain effective, long-term relationships with these third parties, it would adversely affect the Company's competitive position. Further, there can be no assurance that these third parties, many of which have significantly greater financial, technical and marketing resources than the Company, will not market software products in competition with the Company in the future or will not otherwise reduce or discontinue their relationships with or support of the Company and its products.

     The Company believes that its success has been due in part to its focus on the client/server architecture of its software products. Certain of the Company's competitors currently offer products using client/server architecture and are focusing on reducing the entire service effort necessary to implement their products. The Company also believes that by expanding its current product breadth, it will encounter competitive pressure from established competitors in these markets. As a result, competition (including price competition) is likely to increase substantially, which could result in price reductions and loss of market share. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on the Company's business.

RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS

     The market for the Company's software products is characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, changes in customer requirements, and frequent new product introductions and enhancements. The Company's future success will depend upon its ability to continue to enhance its current product line and to develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. In particular, the Company must continue to anticipate and respond adequately to advances in RDBMS software and desktop computer operating systems such as Microsoft Windows and successor operating systems. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost-effective basis, fully functional product enhancements or new products that respond to technological advances by others, or that its new products will achieve market acceptance.

     Historically, the Company has issued significant new releases of its software products approximately every two years with interim releases on a more frequent basis. As a result of the complexities inherent in both the RDBMS and client/server environments and the broad functionality and performance demanded by customers for ERP products, major new product enhancements and new products can require long development and testing periods to achieve market acceptance. The Company has on occasion experienced delays in the scheduled introduction of new and enhanced products. In addition, software programs as complex as those offered by the Company may contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by the Company, are discovered only after a product has been installed and used by customers. There can be no assurance that the Company's most recent software releases or future releases of the Company's products will not contain software errors. Any such errors could impair the market acceptance of these products and adversely affect operating results. Problems encountered by customers installing and implementing new releases or with the performance of the Company's products could also have a material adverse effect on the Company's business and operating results. If the Company were to experience delays in the introduction of new and enhanced products, or if customers were to experience significant problems with the implementation and installation of new releases or were to be dissatisfied with product functionality or performance, it could materially adversely affect the Company's business and operating results.

Year 2000

     The Company believes that the demand for the Company's products has been positively impacted by the increased corporate awareness of the year 2000 problems and the need to upgrade and/or replace legacy applications in order to accommodate the change in date to the year 2000. Once these companies have completed their preparations, the software industry and the Company may experience a significant deceleration from the strong annual growth rates recently experienced in the client server and applications software marketplace.

     The Company has designed and tested the most current versions of its products to be year 2000 compliant. There can be no assurances that the Company's current products do not contain undetected errors or defects associated with the year 2000 date functions that may result in material costs to the Company. It has been widely reported that a significant amount of "business interruption" litigation will arise out of year 2000 compliance issues. It is uncertain whether or to what extent the Company may be affected by such litigation.

     Although the Company is not aware of any material operational issues or costs associated with preparing its internal systems for the year 2000, there can be no assurance that the Company will not experience unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems, which are composed predominantly of the Company's own software products with respect to software and which also include third party software and hardware technology. Likewise, there can be no assurance that vendors that provide products or services to the Company, or the Company's customers, will not experience negative consequences and/or material costs caused by undetected errors or defects in the technology used in their internal systems, or in taking necessary steps to remedy so-called year 2000 problems. Although the Company is not aware that any such vendors are experiencing or incurring such material consequences or costs, any such problems experienced by such vendors could have a material adverse impact on the Company.

INTEGRATION OF ACQUISITIONS

     As part of its strategy to complement and expand its existing business and product offerings, the Company has acquired a number of companies including, in August 1997, Aurum Software, Inc. ("Aurum"), a provider of enterprise-wide sales-force automation software and distribution services. In addition, in May 1998 the Company completed its acquisition of CODA Group plc ("CODA"), a provider of financial software. The Company may continue to pursue acquisitions of other companies with potentially complementary product lines, technologies and businesses.

     Acquisitions involve a number of risks and difficulties, including technology acceptance, expansion into new geographic markets and business areas, the diversion of management's attention, the assimilation of the operations and personnel of acquired companies and the integration of acquired companies' business and financial reporting systems with those of the Company. There can be no assurance that the Company will successfully integrate the operations of acquired businesses. If any such acquisition were to be unsuccessful, the Company's results of operations could be materially adversely affected. Further, possible future acquisitions by the Company could result in dilutive issuances of debt or equity securities, the incurrence of additional debt and contingent liabilities and additional amortization expenses related to goodwill and other intangible assets, which could adversely affect the Company's results of operations.

INTERNATIONAL OPERATIONS AND CURRENCY FLUCTUATIONS

     The Company's products are currently marketed in the United States, Germany, The Netherlands, and over 75 other countries. The Company's operations are subject to risks inherent in international business activities, including, in particular, general economic conditions in each country (for example, the Company notes the volatile market conditions affecting most of the Pacific Rim region which are typical of the kinds of foreign economic conditions that could have a material adverse impact on the Company), overlap of different tax structures, management of an organization spread over various countries, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

     A significant portion of the Company's business is conducted in currencies other than the U.S. dollar (the currency in which its financial statements are stated), primarily the Dutch guilder and the German mark. The Company has historically recorded a majority of its expenses in guilders, especially research and development expenses, and a substantial majority of its revenues has been denominated in guilders, marks and, more recently, U.S. dollars. As a result, appreciation in the value of the guilder relative to the value of the U.S. dollar could adversely affect operating results. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause foreign currency transaction gains and losses. The Company continues to evaluate its currency management policies. Notwithstanding the measures the Company has adopted, due to the number of currencies involved, the constantly changing currency exposures and the substantial volatility of currency exchange rates, there can be no assurance that the Company will not experience currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results.

ABILITY TO ENFORCE THE COMPANY'S INTELLECTUAL PROPERTY RIGHTS

     The Company relies on a combination of the protections provided under applicable copyright, trademark and trade secret laws, as well as on confidentiality procedures and licensing arrangements, to establish and protect its rights in its software. Despite the Company's efforts, it may be possible for unauthorized third-parties to copy certain portions of the Company's products or to reverse engineer or obtain and use information that the Company regards as proprietary. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States or The Netherlands. Accordingly, there can be no assurance that the Company will be able to protect its proprietary software against unauthorized third-party copying or use, which could adversely affect the Company's competitive position.

     The Company, from time to time, receives notices from third-parties claiming infringement by the Company's products of third-party proprietary rights. There can be no assurance that legal action claiming patent or other intellectual property infringement will not be commenced against the Company, or that the Company would necessarily prevail in such litigation given the complex technical issues and inherent uncertainties in intellectual property litigation; and in the event a claim against the Company was successful and the Company could not obtain a license on acceptable terms or develop or license a substitute technology, the Company's business and operating results would be materially adversely affected. The Company expects that software products will increasingly be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products overlap. Any such claim, with or without merit, could be time-consuming, result in costly litigation and require the Company to enter into royalty and licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company's business and operating results would be materially adversely effected.

ADDITIONAL CONSIDERATIONS

     Due to the factors noted above, as well as other factors that may affect the Company's operating results, the Company's future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Any shortfall in revenue or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of the Company's common stock in any given period. Additionally, the Company may not learn of, or be able to confirm, any such shortfalls until late in the fiscal quarter, or following the end of the quarter because license fees are often recorded late in a quarter. Finally, the stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations, which have often been unrelated to individual company operating performance. The Company participates in a dynamic industry and the Company's stock price may experience significant volatility.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            BAAN COMPANY N.V.




                                            By:/s/ N.M. (Klaas) Wagenaar
                                               ---------------------------------
                                                   N.M. (Klaas) Wagenaar
                                                   Chief Operating Officer and
                                                    Chief Financial Officer


Date:  September 1, 1998




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